Revolutions Medical Corporation

1124 Park West Boulevard Suite 102

Mount Pleasant, SC 29466

September 15, 2014

VIA EDGAR

Amanda Ravitz, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:          Revolutions Medical Corporation

Amendment No. 1 to Registration Statement on Form S-1

Filed June 17, 2014

File No. 333-195393

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Revolutions Medical Corporation (the “Company”) requests the withdrawal of the Company’s Registration Statement on Form S-1, File No. 333-195393, together with all amendments and exhibits thereto, originally filed on April 18, 2014, as amended on June 17, 2014 (the “S-1 Registration Statement”). The Company has elected to withdraw the S-1 Registration Statement pursuant to a comment received from the Securities & Exchange Commission (the “Commission”). No sales of the Company’s common stock have been or will be made pursuant to the S-1 Registration Statement. The Company may in the future rely on Rule 155(c) for subsequent private offerings of its securities and utilize the “Safe Harbor” from integration provided by Rule 155.

The Company requests that in accordance with Rule 457 (p) under the Securities Act, all fees paid to the Commission in connection with the filing of the above-captioned registration statement be credited for future use. If you have any questions regarding this application, please contact our legal counsel, Gregg E. Jaclin at (609) 275-0400.

Sincerely,

Revolutions Medical Corporation.

By:	/s/ Rodnald L. Wheet
Name: Rodnald L. Wheet
Title: Chief Executive Officer